Exhibit (a)(5)(B)

 M E M O R A N D U M

To:	All Theragenics Employees
From:	M. Christine Jacobs
Date:	June 12, 2012
Re:	Theragenics Stock Repurchase

Good Morning:

You may have seen our press release this morning announcing our plans to repurchase up to $10 million of our own common stock in a “Modified Dutch Auction” tender offer.

I realize that you probably have several questions about this auction and how it will affect you.  Most likely, your first question is, “What is a ‘Modified Dutch Auction’ tender offer?”  There are complex rules which govern a “Modified Dutch Auction,” but simply stated, it is a process whereby a company makes an offer to its shareholders to buy back some of its common stock shares.  The company offers a range of prices at which it is willing to pay for those shares.  Shareholders can decide to tender, or offer, their shares for sale back to the company and specify the price within the range at which they are willing to sell.  In our case we have offered to buy up to $10 million of our shares back.  We will not buy all of our shares back and upon completion of this process, Theragenics will remain as a public company listed on the New York Stock Exchange.

We are doing the “Modified Dutch Auction” tender offer because we feel that this type of transaction emphasizes our commitment to enhancing shareholder value and is a prudent use of our cash.

This transaction should not have any effect on our customers, suppliers or other business partners.  This should also have no effect on the daily operations of our companies or your daily work-related activities.

If you own Theragenics stock, you will receive a packet of materials that will contain important information about the tender offer, how the tender offer process will work, and who to contact regarding the tender offer.  In making your decision to tender your shares or not, you should consult with your financial and/or tax advisor.  You should read all of the tender offer information you receive carefully before making any decision on the disposition of your Theragenics shares.  If you own Theragenics stock, you must decide whether or not to sell some or all of your shares.  If you have funds invested in the Company Stock Fund of our 401(k) plan that you may have received as part of a matching contribution, you will also be receiving a separate packet of materials explaining how you can sell the entire interest in our stock held through the 401(k) plan.  Additionally, if you purchased shares through our employee stock purchase plan, but have not sold all those shares or transferred all of them to a broker of your choice, then you will also receive a separate packet of materials.  Those materials will address how you should handle the tender of employee stock purchase plan shares that you have not sold or transferred to a broker.

Our directors and executive officers have informed us that they do not intend to tender any shares they own in this offer.  You must decide whether to tender any shares you may own, and at what price you will tender them.  Laws and regulations prohibit Theragenics or any of its directors, executive officers or employees from offering any advice on this matter.

Thank you for your attention and interest in this matter.  Thank you, too, for your continued commitment of fulfilling our customers’ needs with quality products.

This memorandum is neither an offer to purchase nor a solicitation of an offer to sell your shares.